FEC Resources Inc. Suite 2300, Bentall 5, 550 Burrard Street Vancouver, British Columbia V6C 2B5

March 26, 2020

Parhaum J. Hamidi
Division of Corporation Finance
Office of Energy & Transportation
US Securities and Exchange Commission
Washington, D.C. 20549

Re:        FEC Resources Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form F-1
Filed February 3, 2020
File No. 333-235559

Dear Mr. Hamidi:

The Company is in receipt of your comment letter dated February 13, 2020, regarding the Company’s filing referenced above.

Below are the comments from your comment letter together with the Company’s responses thereto.

Form F-1/A filed February 3, 2020

Prospectus Cover Page, page 3

1.
In your response to comment 1, you state that your "intent is to register (A) the distribution of the Rights to our shareholders; (B) the distribution of the Common Shares to shareholders who exercise their Rights; and (C) the resale of Common Shares by shareholders who exercise their Rights." Please revise your disclosure in the prospectus cover page header and in the third paragraph to clarify that you also are registering the distribution of Common Shares to shareholders who exercise their Rights. In addition, please file the subscription agreement and the form of rights certificate as exhibits with your next amended registration statement.

Response to Comment 1:

We have made the revisions noted by this comment. We have also attached as an Exhibit to Amendment No. 2 of our Form F-1/A a form of a Rights Certificate. The Rights Certificate includes a form of subscription for the use of the holder thereof who wishes to exercise his or her respective Rights and subscribe for the purchase of shares from the Company. Therefore, no Subscription Agreement outside of the Rights Certificate will be utilized.

Comment:

Prospectus Summary
Our Company, page 6

2.
We note the discussion at pages 30 to 36 under the caption "Forum Energy Limited." You state that Forum Energy Limited ("FEL") "was established through the consolidation in 2005 of the Philippine assets of FEC Resources, Inc. of Canada, and Sterling Energy Plc of the UK into one corporate entity" and that you and FEL "are both ultimately under the control of PXP Energy Corporation and are therefore affiliates." We also note your response to prior comment 2, and we re-issue that comment in part. Please provide us with a more complete analysis and additional precedent to explain why your 6.8% interest in FEL supports your reliance on Section 3(c)(9) of the Investment Company Act.

Response to Comment 2:

Section 3(a)(1) of the Investment Company Act of 1940 (the “ICA”) defines an investment company as any issuer which:

(A)	is or holds itself out as being engaged in the business of investing, reinvesting or trading in securities;
(B)	is engaged in issuing face-amount certificates of the installment type; or
(C)
is engaged in the business of investing, reinvesting, owning, holding or trading in securities, and owns “investment securities” having a value exceeding 40% of the value of such issuer’s total assets on an unconsolidated basis.

FEC believes that subparagraphs (A) and (B) of subsection 3(a)(1) have no application to FEC, its operations, business or its assets as it does not engage in the business of investing in securities and it does not issue sort of installment certificates.

On its face, subparagraph (C) could be applicable to FEC but, for the reasons explained below, FEC believes that it does not fall within the definition set forth therein.

In analyzing subparagraph (C) of Section 3(a)(1),  the key term is “investment securities”. If FEC does not hold “investment securities”, then it is not an “investment company”.

Section 3(a)(2) of the ICA defines the term "investment securities" as "all securities except . . . (c) securities issued by majority-owned subsidiaries of the owner which are not (i) investment companies and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).”

The securities that are in question are the securities of Forum Energy (FEP) which are owned by FEC.

FEP is a majority-owned subsidiary of PXP Energy Corporation (“PXP:); specifically, PXP directly owns 72.18% of FEP. Therefore, the securities of FEP held by FEC meet the portion of the exception quoted above regarding securities issued by a majority-owned subsidiary (FEP) of the owner (PXP).

Moreover, FEP is in the business of exploration and development of oil and gas properties located in the Philippines. FEC’s Form F-1 describes the various oil and gas interests that it owns and the additional exploration and development it has been undertaking. Therefore, FEP is clearly an operating company. As such, FEP is neither an investment company nor is it relying on the exception from the definition of an investment company in paragraph (1) or (7) of subsection 3(c) of the ICA.

Comment 3:

U.S. Federal Income Tax Considerations, page 10

3.
The following disclosure, providing your opinion as to the tax consequences of the distribution, appears inconsistent with your response to comment 3: “It is our opinion, that the distribution of Rights to U.S. holders of our Common Shares or of rights to acquire Common Shares should be treated, for U.S. federal income tax purposes, as a non-taxable distribution under Section 305(a) of the Internal Revenue Code of 1986 . . . .” Please further revise your disclosure to address that comment or in the alternative file a tax opinion as an exhibit.

Response to Comment 3:

We have revised the language noted in this comment so that no opinion regarding the tax consequences of the distribution is made.

Sincerely,

/s/ Paul Wallace

Paul Wallace

3